September 15, 2009

Re:	Telecomunicações de São Paulo S.A. – Telesp Form 20-F for the year ended December 31, 2008 Filed April 13, 2009 File No. 1-14475

Mr. Larry Spirgel
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-0405

Dear Mr. Spirgel:

On behalf of Telecomunicações de São Paulo S.A. – Telesp, a Brazilian corporation (“Telesp”), please find attached as Attachment A Telesp’s response to the Staff’s comments included in its letter dated September 3, 2009 in connection with its review of Telesp’s Form 20-F for the year ended December 31, 2008 (“2008 20-F”).

Please do not hesitate to contact me at 212-450-6095 should you have any questions or comments regarding the foregoing.

Very truly yours

/s/ Andrés V. Gil
Andrés V. Gil

Attachment

cc w/att:      Mr. Gilmar Roberto Pereira Camurra

ATTACHMENT A

TELECOMUNICAÇÕES DE SÃO PAULO S.A.

Form 20-F for Fiscal Year Ended December 31, 2008

Form 20-F for Fiscal Year Ended December 31, 2008

Note 11. Investments. Page F-27

1.
Tell us your basis in U.S. GAAP for accounting for each of the following investments in affiliates under the equity method: GTR Participações e Empreendimentos S.A., Lemontree Participações S.A., Comercial Cabo TV São Paulo S.A., TVA Sul Parana S.A. In this regard, we note your statement at page F-76 that you have analyzed your participation in these entities and the transaction was considered not material under the scope of FIN 46 as of December 31, 2008. Please clarify this statement.

We believe that our investments in GTR Participações e Empreendimentos S.A., Lemontree Participações S.A., Comercial Cabo TV São Paulo S.A. and TVA Sul Parana S.A should be accounted for under U.S. GAAP by the equity method since we have the ability to exercise significant influence over the operating and financial policies of these investees, but we do not have legal control of them. In applying the equity method we have included our participation in both common and preferred shares held in these investees.

As mentioned in page F-76, we have analyzed our participation in those investees under the scope of FIN46 as of December 31, 2008 and 2007, and concluded that the impact of their consolidation in our financial statements, if applicable, would be not material, as shown below:

	R$000			R$000
U.S. GAAP	December 31, 2008			December 31, 2007
	Telesp(1)	Telesp(2)%		Telesp(1)	Telesp(2)%
Total Assets	20,878,000	21,075,116	0.94%	20,203,482	20,387,620	0.91%
Total Liabilities	9,962,933	10,118,068	1.56%	9,370,449	9,522,359	1.62%
Net Revenues	22,017,258	22,240,605	1.01%	20,471,969	20,550,670	0.38%
Income Before Taxes	3,630,945	3,649,037	0.50%	3,348,756	3,353,566	0.14%

(1)           As reported in 20F
(2)           Including consolidation of GTR Participações e Empreendimentos S.A., Lemontree Participações S.A., Comercial Cabo TV São Paulo S.A. and TVA Sul Parana S.A

Note 36. Summary of the differences between Brazilian GAAP and Accounting Principles Generally Accepted in United States of America, Page F-62

m. Valuation of Long-Lived Assets and Goodwill, Page F-68

2.
We note your disclosure of your goodwill impairment testing policy under U.S.GAAP, in which you state that you test goodwill based on cash generating units. SFAS 142 requires that goodwill be tested at the reporting unit level. Please tell us how you have identified your reporting units and confirm whether you have tested goodwill at this level for U.S.GAAP purposes. If so, please revise your disclosure in future filings to refer to your identification of reporting units rather than cash generating units.

We have identified our reporting units at the legal entity level, and we have assigned and tested goodwill at such level. In future filings we will revise our disclosure by replacing the terminology “cash generating unit” with “reporting unit” when referring to our reporting units.

s. Derivative instruments, Page F-74

3.
We note that you changed your accounting policy for derivatives under Brazilian GAAP as of January 1, 2008. You state that the U.S. GAAP adjustment for the year ended December 31, 2008 reflects differences in the designation of some derivative contracts as fair value hedges under Brazilian GAAP and U.S. GAAP. Tell us and disclose in future filings the nature of these differences in accounting policy.

As we mentioned in Note 3, on January 1, 2008 we changed our accounting policies for derivatives under Brazilian GAAP as a consequence of an introduction of new accountings standards for financial instruments (CPC 14 and CPC 13). Although these new accounting standards for derivatives are similar to U.S. GAAP (SFAS 133), at the time of adoption of SFAS 133 on January 1, 2001, we had and still have a financing from Mediocredito (Note 15), which maturity is in 2014, that did not pass the effectiveness test, mainly because of the lack of information available in our local market for such a long-term transaction. Consequently, this transaction was not designated as a fair value hedge under U.S. GAAP, whereas under Brazilian GAAP, CPC 13 – Initial Adoption of Law No. 11,638/07 it was allowed, generating a difference between Brazilian GAAP and U.S. GAAP. In future filings we will improve this disclosure.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

COMPANY STATEMENT

On behalf of TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP, a Brazilian corporation (the “Company”), the undersigned hereby acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in its 2008 annual report filed on Form 20-F (the “filing”);

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, I have executed this acknowledgement of the Company on this 15th day of September, 2009.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

By:	/s/ Gilmar Roberto Pereira Camurra
Name: Gilmar Roberto Pereira Camurra
Title: Chief Financial Officer